Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-286944

Pricing Term Sheet

NAVIENT CORPORATION

Pricing Term Sheet

Issuer:	Navient Corporation

Format:	SEC Registered

Trade Date:	May 26, 2026

Settlement Date:	May 29, 2026 (T+3)

Securities:	9.375% Senior Notes due 2031

Ratings*:	Ba3 / BB- / BB-

Maturity Date:	October 15, 2031

Interest Payment Dates:	April 15 and October 15 of each year, commencing on October 15, 2026.

Interest Payment Record Dates:	April 1 and October 1 of each year, commencing on October 1, 2026.

Principal Amount:	$500,000,000

Price to Public:	100.000%

Net Proceeds to Issuer (Before Deducting Issuance Expenses and Fees):	$500,000,000

Benchmark Treasury:	UST 3.875% due April 30, 2031

Benchmark Treasury Price / Yield:	$98-20 / 4.184%

Spread to Benchmark Treasury	T+519 basis points

Yield to Maturity:	9.375%

Coupon:	9.375%

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including debt repurchases which could include redemptions, open market debt repurchases or tender offers.

Change of Control Offer to Purchase:	If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer to repurchase any and all of each holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to, but not including, the date of repurchase.

Optional Redemption:

Prior to July 15, 2031 (three months prior to their maturity date) (the “Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	63938C AR9 / US63938CAR97

Denominations:	$2,000, and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision at any time.

Delivery of the notes is expected to be made against payment therefor on or about May 29, 2026, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the notes prior to the delivery of the notes will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisers.

Obligations of Navient Corporation and any subsidiary of Navient Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Navient Corporation nor any subsidiary of Navient Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Navient Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer toll free at 1-800-321-7179, BofA Securities, Inc. toll free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC at 1-866-375-8629.

This pricing term sheet supplements the Prospectus Supplement dated May 26, 2026 issued by Navient Corporation relating to its Prospectus dated May 2, 2025.